Exhibit 4.23
English Language Summary of the Linx Share Purchase and Sale Agreement, dated July 21, 2025
Parties to the Agreement and Purchased Shares
On July 21, 2025, Linx S.A. ("Seller"), entered into the Share Purchase and Sale Agreement ("SPA") with TOTVS S.A. ("Buyer") for the sale of 100% of the equity interest in Linx Participações S.A. ("Target"), a new company to be incorporated as part of a corporate reorganization to be completed prior to closing. StoneCo Ltd., STNE Investimentos S.A. and STNE Participações S.A. are parties to the SPA as guarantors of the Seller’s obligations. Upon completion of the corporate reorganization, the Target and its subsidiaries will form the business unit known as "Linx," which offers a portfolio of enterprise management tools primarily to retailers in Brazil and Latin America.
Purchase Price
The base purchase price is R$3,050,000,000.00 (three billion and fifty million Brazilian reais), to be paid in cash at closing. The base purchase price is subject to customary monetary adjustment mechanisms between the execution date and the closing date. The purchase price is also subject to a preliminary price adjustment and a final price adjustment based on the estimated and actual net cash and working capital of the Target and its subsidiaries.
A portion of the base purchase price shall be deposited into an escrow account on the closing date to secure the Seller’s indemnification obligations under the SPA, subject to gradual release over time in accordance with the terms of the SPA.
Representations and Warranties
The SPA includes market-standard representations and warranties provided by each of the Buyer, the Seller, the Guarantors, and the Target, including, but not limited to, the constitution and valid existence of each party, the validity and enforceability of the SPA, anti-bribery and anti-corruption compliance, the Seller’s clear title to the shares, financial statements, tax matters, litigation, intellectual property, data protection, labor matters, and the Buyer’s financial capacity.
Conditions Precedent for Closing
Pursuant to the SPA, the closing of the sale is subject to certain conditions precedent, including: (i) completion of the corporate reorganization; (ii) the absence of any law, regulation or order preventing the consummation of the sale; (iii) antitrust approval by CADE (the Brazilian antitrust authority); (iv) approval of the sale by the Buyer’s shareholders pursuant to Article 256 of the Brazilian Corporations Law; and (v) approval by ANATEL (the Brazilian telecommunications regulator) of the indirect change of control of Linx Telecomunicações Ltda. The deadline for satisfaction of all conditions precedent is 24 months from the execution date of the SPA, subject to automatic extension pending CADE or ANATEL approval.

Conduct of Business
Between the execution date and the closing date, the Seller has agreed to cause the Target and its subsidiaries to conduct their business in the ordinary course consistent with past practice, and not to take certain actions without the prior written consent of the Buyer, subject to customary exceptions.
Closing
The SPA contains customary provisions regarding the actions to be taken by the parties on the closing date to consummate the transaction, including payment of the purchase price, transfer of the shares, execution of ancillary agreements, and other customary closing deliverables.
Guaranty
The Guarantors (StoneCo Ltd., STNE Investimentos S.A. and STNE Participações S.A.) irrevocably and unconditionally guarantee all obligations assumed by the Seller under the SPA, as joint and several co-debtors.
Dispute Resolution, Jurisdiction and Governing Law
All disputes arising out of or in connection with the SPA shall be governed by the laws of Brazil and are subject to arbitration at the Center for Arbitration and Mediation of the Brazil-Canada Chamber of Commerce (CCBC). The arbitral tribunal shall be composed of three arbitrators. The seat of arbitration shall be São Paulo, State of São Paulo, Brazil, and the arbitration proceedings shall be conducted in Portuguese.
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